UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE

18f-1

UNDER THE INVESTMENT COMPANY ACT OF 1940.

AMERISTOCK MUTUAL FUND, INC.

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Exact Name of Registrant

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record up to the amounts set forth in Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Moraga and the state of California on the 26th day of October, 2001.

Signature

/s/ Nicholas D. Gerber

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AMERISTOCK MUTUAL FUND, INC.

(Name of Registrant)

By Nicholas D. Gerber

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(Name of director, trustee or officer signing on behalf of Registrant)

Director

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(Title)

Attest: /s/ Andy Ngim

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(Name)

Director

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(Title)